UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BAXTER INTERNATIONAL INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-4448	36-0781620
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Baxter Parkway, Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip code)

Matthew M. Rice                    224.948.6621

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01 Conflict Minerals Disclosure and Report

In 2012, the Securities and Exchange Commission (SEC) issued the final rule for implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule requires public companies to disclose their use of conflict minerals within manufactured products. The term “conflict minerals” refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold (collectively 3TG) that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the period from January 1, 2018 to December 31, 2018 (the Reporting Period). Therefore, we performed a good faith reasonable country of origin inquiry to determine whether any of the 3TG we utilized during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries) and were not from recycled or scrap sources. Based on our reasonable country of origin inquiry, we determined that we may have some suppliers that sourced 3TG from the DRC Region and proceeded to conduct due diligence on our supplier base. Accordingly, the Conflict Minerals Report (CMR) for the year ended December 31, 2018 for Baxter International Inc. (Baxter or the Company) is included in this Form SD as Exhibit 1.01 under Item 2.01 and is also publicly available on Baxter’s website at https://www.baxter.com/policies-positions/conflict-minerals-policy-position-statement.

The inclusion of our website within this filing is not intended to incorporate by reference any materials other than the Form SD, Conflict Minerals Report and Conflict Minerals Policy included therein.

Item 1.02 Exhibit

See Item 2.01.

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BAXTER INTERNATIONAL INC.

By:	/s/ Scott Pleau
Scott Pleau
Senior Vice President, Operations

Date: May 24, 2019